Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

Evidenced by Depositary Receipts

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Senior Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

February 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons Terra Nitrogen GP Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 4,612,562 (1)

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 4,612,562 (1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,612,562 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 24.9% (2)

14)	Type of Reporting Person (See Instructions) CO

(1)   Represents 4,612,562 Common Units (as defined in Item 1 of this statement, as amended) that may be deemed to be beneficially owned by Terra Nitrogen GP Inc. (“TNGP”) based on TNGP’s right to acquire voting and investment power over such Common Units on April 2, 2018 as a result of the Transaction (as defined in Item 4 of this statement, as amended).

(2)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons Terra LP Holdings LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 13,889,014

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 13,889,014

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 75.1% (1)

14)	Type of Reporting Person (See Instructions) CO

(1)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons CF Industries Sales, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 13,889,014 (1)

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 13,889,014 (1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 75.1% (2)

14)	Type of Reporting Person (See Instructions) CO

(1)   Includes 13,889,014 Common Units held directly by Terra LP Holdings LLC, a direct wholly owned subsidiary of CF Industries Sales, LLC.

(2)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons CF Industries Enterprises, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 18,501,576 (1)

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 18,501,576 (1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,501,576 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 100.0% (2)

14)	Type of Reporting Person (See Instructions) CO

(1)   Includes 4,612,562 Common Units that may be deemed to be beneficially owned by TNGP, a direct wholly owned subsidiary of CF Industries Enterprises, Inc., based on TNGP’s right to acquire voting and investment power over such Common Units on April 2, 2018 as a result of the Transaction, and 13,889,014 Common Units held indirectly by CF Industries Sales, LLC, a direct wholly owned subsidiary of CF Industries Enterprises, Inc.

(2)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons CF Industries, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 18,501,576 (1)

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 18,501,576 (1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,501,576 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 100.0% (2)

14)	Type of Reporting Person (See Instructions) CO

(1)   Includes 18,501,576 Common Units held indirectly by CF Industries Enterprises, Inc., a direct wholly owned subsidiary of CF Industries, Inc. The 18,501,576 Common Units include 4,612,562 Common Units that may be deemed to be beneficially owned by TNGP, a direct wholly owned subsidiary of CF Industries Enterprises, Inc., based on TNGP’s right to acquire voting and investment power over such Common Units on April 2, 2018 as a result of the Transaction.

(2)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

CUSIP No. 881005 20 1		13D/A

1)	Names of Reporting Persons CF Industries Holdings, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 18,501,576 (1)

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 18,501,576 (1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,501,576 (1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 100.0% (2)

14)	Type of Reporting Person (See Instructions) CO

(1)   Includes 18,501,576 Common Units held indirectly by CF Industries, Inc., a direct wholly owned subsidiary of CF Industries Holdings, Inc. The 18,501,576 Common Units include 4,612,562 Common Units that may be deemed to be beneficially owned by TNGP, an indirect wholly owned subsidiary of CF Industries, Inc., based on TNGP’s right to acquire voting and investment power over such Common Units on April 2, 2018 as a result of the Transaction.

(2)   Based on 18,501,576 Common Units reported to be outstanding as of November 1, 2017, as reported in Terra Nitrogen Company, L.P.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

Item 1.	Security and Issuer.

This Amendment No. 4 amends the statement on Schedule 13D filed April 15, 2010, as amended by Amendment No. 1 filed December 22, 2010, as amended by Amendment No. 2 filed July 1, 2011, as amended by Amendment No. 3 filed July 10, 2012 (as amended by this Amendment No. 4, this “Statement”) of the Reporting Persons (as defined in Item 2 of this Statement) relating to common units representing limited partner interests evidenced by depositary receipts (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”).  The principal executive offices of TNCLP are at 4 Parkway North, Suite 400, Deerfield, IL 60015-2590.

Item 2.	Identity and Background.

Annex A is hereby amended by deleting it in its entirety and replacing it with Annex A attached hereto.

Item 2 is hereby amended and restated in its entirety as follows:

“(a)—(f).

This Statement is being filed by: (i) Terra Nitrogen GP Inc., a Delaware corporation (“TNGP”), by virtue of its direct beneficial ownership of Common Units; (ii) Terra LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), by virtue of its direct beneficial ownership of Common Units, (iii) CF Industries Sales, LLC, a Delaware limited liability company (formerly Terra Nitrogen Corporation) (“CF Sales”), by virtue of its indirect beneficial ownership of Common Units and by virtue of its ownership of all of the limited liability company interests of LP Holdings; (iv) CF Industries Enterprises, Inc., a Delaware corporation (as successor by merger to Terra Industries Inc. and Terra Capital Holdings, Inc. and formerly known as Terra Capital, Inc.) (“CF Enterprises”), by virtue of its indirect beneficial ownership of Common Units and by virtue of its ownership of all of the limited liability company interests of CF Sales; (v) CF Industries, Inc., a Delaware corporation (“CF Industries”), by virtue of its indirect beneficial ownership of Common Units and by virtue of its ownership of all of the outstanding common stock of CF Enterprises; and (vi) CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), by virtue of its indirect beneficial ownership of Common Units and by virtue of its ownership of all of the outstanding common stock of CF Industries (each of the parties described in clauses (i) through (vi) above, a “Reporting Person”).

The principal business of each of the Reporting Persons is the manufacture and distribution of nitrogen products. The address of the principal office of each of the Reporting Persons is 4 Parkway North, Suite 400, Deerfield, Illinois 60015.

The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Annex A to this Statement, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person named on Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph as the fifth paragraph thereof:

“The Reporting Persons estimate that approximately $390 million in cash will be required to acquire all of the issued and outstanding Common Units not owned by TNGP or its affiliates, including related fees and expenses, pursuant to the Transaction (as defined in Item 4 of this Statement). CF Holdings intends to use cash on hand, including cash from its subsidiaries, to finance the purchase of such Common Units by TNGP in the Transaction.”

Item 4.	Purpose of Transactions.

Item 4 is hereby amended by the addition of the following paragraphs to the end thereof:

“Pursuant to Section 17.1 of the First Amended and Restated Agreement of Limited Partnership of TNCLP, as amended (the “Partnership Agreement”), on February 7, 2018, TNGP and TNCLP entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), pursuant to which TNCLP assigned to TNGP the right to acquire all, but not less than all, of the issued and outstanding Common Units not owned by TNGP or its affiliates (the “Subject Units”). The foregoing description of the Assignment and Assumption Agreement is a summary and qualified in its entirety by the terms of such agreement, a copy of which is filed as Exhibit 4 hereto.

On February 7, 2018, CF Holdings and TNCLP each issued a press release announcing that, in accordance with the terms of the Partnership Agreement, TNGP will acquire the Subject Units on April 2, 2018, at a price per Subject Unit equal to $84.033 in cash (the “Purchase Price”), without interest thereon (the “Transaction”). The Purchase Price is equal to the average of the daily closing prices of the Common Units for the 20 consecutive trading days immediately prior to the date that was five days prior to the date on which the Call Notice was mailed to the holders of record of Common Units, as required under the Partnership Agreement.

The purpose of the Transaction is for CF Holdings, through its subsidiaries, to acquire all of the Common Units not already owned by CF Holdings and its subsidiaries. The Subject Units currently represent approximately 24.9% of the issued and outstanding Common Units. Upon the consummation of the Transaction, TNGP will directly own approximately 24.9% of the issued and outstanding Common Units and accordingly, the Reporting Persons will increase their aggregate ownership of the Common Units from approximately 75.1% of the issued and outstanding Common Units to 100% of the issued and outstanding Common Units. Upon the consummation of the Transaction, there will be no public market for the Common Units and no holders of the Common Units other than the Reporting Persons. Following the consummation of the Transaction, the Reporting Persons intend to cause the Common Units to be delisted from the New York Stock Exchange and to terminate the registration of the Common Units under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend the Partnership’s obligation to file reports under Section 15(d) of the Exchange Act.

The Reporting Persons presently expect that the Subject Units will be retained following the consummation of the Transaction, at which time TNCLP will become a wholly owned subsidiary of CF Holdings. The Reporting Persons expressly reserve the right to make any changes to their plans concerning TNCLP or the Subject Units that they deem appropriate following the Transaction, which could include the acquisition or disposition of additional securities of TNCLP, a merger, reorganization or other extraordinary transaction involving TNCLP or its subsidiaries, changes to the present board of directors or management of TNCLP, changes to TNCLP’s corporate structure, present capitalization or dividend policy and/or changes to TNCLP’s charter or the Partnership Agreement, or other actions similar to the foregoing.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(d) are hereby amended and restated in their entirety as follows:

“(a) — (b)

The beneficial ownership percentage of the Reporting Persons is calculated based on 18,501,576 Common Units of TNCLP reported to be outstanding as of November 1, 2017, as reported in TNCLP’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2017.

LP Holdings is the direct beneficial owner of 13,889,014 Common Units, which represent approximately 75.1% of the outstanding Common Units.  By virtue of TNGP’s right to acquire voting and investment power over the Subject Units on April 2,

2018 pursuant to the Transaction, TNGP may be deemed to be the direct beneficial owner of the Subject Units, numbering 4,612,562 Common Units, which represent approximately 24.9% of the outstanding Common Units. By virtue of its ownership of all the outstanding equity of LP Holdings, CF Sales may be deemed to possess indirect beneficial ownership of the 13,889,014 Common Units beneficially owned by LP Holdings, which represent approximately 75.1% of the outstanding Common Units. By virtue of its ownership of all the outstanding equity of CF Sales and all of the outstanding common stock of TNGP, CF Enterprises may be deemed to possess indirect beneficial ownership of the 13,889,014 Common Units beneficially owned by LP Holdings and CF Sales and the 4,612,562 Common Units beneficially owned by TNGP, which together represent 100% of the outstanding Common Units. By virtue of its ownership of all the outstanding common stock of CF Enterprises, CF Industries may be deemed to possess indirect beneficial ownership of the 13,889,014 Common Units beneficially owned by LP Holdings, CF Sales and CF Enterprises and the 4,612,562 Common Units beneficially owned by TNGP and CF Enterprises, which together represent 100% of the outstanding Common Units. By virtue of its ownership of all the outstanding common stock of CF Industries, CF Holdings may be deemed to possess indirect beneficial ownership of the 13,889,014 Common Units beneficially owned by LP Holdings, CF Sales, CF Enterprises and CF Industries and the 4,612,562 Common Units beneficially owned by TNGP, CF Enterprises and CF Industries, which together represent 100% of the outstanding Common Units.

LP Holdings is a direct, wholly owned subsidiary of CF Sales, which is a direct, wholly owned subsidiary of CF Enterprises, which is a direct, wholly owned subsidiary of CF Industries, which is a direct, wholly owned subsidiary of CF Holdings. As such, LP Holdings, CF Sales, CF Enterprises and CF Industries each have shared voting and dispositive power over the 13,889,014 Common Units directly owned by LP Holdings. TNGP is a direct, wholly owned subsidiary of CF Enterprises, which is a direct, wholly owned subsidiary of CF Industries, which is a direct, wholly owned subsidiary of CF Holdings. As such, TNGP, CF Enterprises, CF Industries and CF Holdings each have shared voting and dispositive power over the 4,612,562 Common Units directly beneficially owned by TNGP. Until the consummation of the purchase of the Subject Units by TNGP in the Transaction, the unaffiliated present holders of the Subject Units may continue to exercise voting and dispositive power over the 4,612,562 Common Units comprising the Subject Units.

(c)

Except for the transactions described elsewhere in this Statement, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named on Annex A hereto, has effected any transaction in the Common Units during the past 60 days.

(d)

Until the consummation of the purchase of the Subject Units by TNGP in the Transaction, each unaffiliated present holder of Subject Units has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such holder’s Subject Units, including the right to receive the Purchase Price for such holder’s Subject Units. None of the unaffiliated holders of Subject Units owns more than 5% of the Common Units.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

“As described in Item 4 of this Statement, TNCLP and TNGP are parties to the Assignment and Assumption Agreement, attached hereto as Exhibit 4, pursuant to which TNCLP assigned to TNGP the right to acquire the Subject Units. The description of the Assignment and Assumption Agreement contained in this Statement is a summary and qualified in its entirety by the terms of such agreement. Pursuant to the Transaction, as described in Item 4 of this Statement, TNGP will acquire all of the Subject Units on April 2, 2018, at a price per Subject Unit equal to the Purchase Price, without interest thereon.

As non-employee directors of TNGP, Coleman L. Bailey, Michael A. Jackson and Anne H. Lloyd receive compensation in the form of phantom units in TNCLP. A phantom unit entitles the holder to a cash payment equal to the value of a Common Unit at the time of vesting, but does not give the holder thereof the right to acquire or vote any Common Units. Each phantom unit vests automatically on the earlier of (i) a director’s separation from service that (other than a removal for cause) or (ii) the date of the first meeting of the board of directors of TNGP of the calendar year following the date of grant of the award. In addition, each phantom unit entitles the holder to additional phantom units when quarterly cash distributions are made to holders of Common Units. Pursuant to TNGP’s Non-Employee Director Phantom Unit and Deferred Compensation Plan, non-employee directors of TNGP receive an annual award of a number of phantom units to be determined based on the closing prices of the Common Units. The foregoing description of TNGP’s Non-Employee Director Phantom Unit and Deferred Compensation Plan is a summary and qualified in its entirety by the terms of such plan and the forms of phantom unit agreements and award agreements issued thereunder, copies of which are filed as Exhibits 10.5, 10.6 and 10.7 to TNCLP’s Form 10-K for the fiscal year ended December 31, 2015 and incorporated by reference as exhibits hereto.”

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Title

Exhibit 3	Joint Filing Agreement, dated February 8, 2018, by and among CF Holdings, CF Industries, Inc., CF Industries Enterprises, Inc., CF Industries Sales, LLC, Terra LP Holdings LLC and TNGP.*

Exhibit 4	Assignment and Assumption Agreement, dated February 7, 2018, by and between TNCLP and TNGP.*

Exhibit 5

Form of Terra Nitrogen GP Inc. Non-Employee Director Phantom Unit Agreement, amended and restated October 27, 2015 (incorporated by reference to Exhibit 10.5 to TNCLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 033-43007)).

Exhibit 6

Form of Terra Nitrogen GP Inc. Non-Employee Director Phantom Unit and Deferred Compensation Plan, amended and restated October 27, 2015 (incorporated by reference to Exhibit 10.6 to TNCLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 033-43007)).

Exhibit 7

Form of Award Agreement under the Terra Nitrogen GP Inc. Non-Employee Director Phantom Unit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to TNCLP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 033-43007)).

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date: February 8, 2018	CF INDUSTRIES HOLDINGS, INC.

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

CF INDUSTRIES ENTERPRISES, INC.

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

CF INDUSTRIES SALES, LLC

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA LP HOLDINGS LLC

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

TERRA NITROGEN GP INC.

	by:	/s/ Douglas C. Barnard
Name: Douglas C. Barnard
Title: Senior Vice President, General Counsel, and Secretary

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following is a list of the executive officers and directors of each of the Reporting Persons, setting forth each such person’s residence or business address and present principal occupation or employment; and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each director and executive officer of the Reporting Persons is a citizen of the United States of America.

For a description of the principal business of the Reporting Persons, see “Item 2. Identity and Background” of the statement on Schedule 13D to which this Annex A is attached (the “Statement”). Unless otherwise indicated below, the present principal occupation or employment of each of the persons listed below is conducted at the offices of the Reporting Persons, located at 4 Parkway North, Suite 400, Deerfield, IL 60015-2590.

Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the Statement.

Reporting Person: CF Industries Holdings, Inc.

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Robert C. Arzbaecher 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.
William Davisson 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
John W. Eaves One City Place Dr. Suite 300 St. Louis, MO 63141	Director	Chief Executive Officer of Arch Coal, Inc.	Arch Coal, Inc. One City Place Dr., Suite 300 St. Louis, MO 63141 Arch Coal, Inc. is a coal producer for the steel and power generation industries.
Bert A. Frost 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Sales, Market Development, and Supply Chain	Not applicable.	Not applicable.

Reporting Person: CF Industries Holdings, Inc. (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Stephen A. Furbacher 430 Old Jackson Highway Victor, ID 83455	• Director • Chairman of the Board	Chief Executive Officer and President of GTBC, LLC	GTBC, LLC 430 Old Jackson Highway Victor, ID 83455 GTBC, LLC operates Grand Teton Brewing Company.
Stephen J. Hagge 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Adam L. Hall 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Corporate Development	Not applicable.	Not applicable.
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President and Corporate Controller	Not applicable.	Not applicable.
David P. Hopkins (1) Ince, Cheshire CH2 4LB United Kingdom	Managing Director, CF Fertilisers UK Limited	Managing Director of CF Fertilisers UK Limited	CF Fertilisers UK Limited Ince, Cheshire CH2 4LB United Kingdom CF Fertilisers UK Limited is a subsidiary of CF Industries Holdings, Inc.
John D. Johnson 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
Robert G. Kuhbach 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Susan L. Menzel 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Human Resources	Not applicable.	Not applicable.

(1) Mr. Hopkins is a citizen of both the United States and the United Kingdom.

Reporting Person: CF Industries Holdings, Inc. (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Anne P. Noonan 25435 Harvard Rd. Beachwood, OH 44122	Director	President and Chief Executive Officer of OMNOVA Solutions Inc.	OMNOVA Solutions Inc. 25435 Harvard Rd. Beachwood, OH 44122 OMNOVA Solutions Inc. is a chemicals company.
Rosemary O’Brien 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Public Affairs	Not applicable.	Not applicable.
Edward A. Schmitt 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Michael J. Toelle 5085 St. Anthony Drive Browns Valley, MN 56219	Director	Owner and operator of T & T Farms	T & T Farms 5085 St. Anthony Drive Browns Valley, MN 56219 T & T Farms is a diversified farming company.
Theresa E. Wagler 7575 West Jefferson Boulevard Fort Wayne, IN 46804	Director	Chief Financial Officer and Executive Vice President of Steel Dynamics, Inc.	Steel Dynamics, Inc. 7575 West Jefferson Boulevard Fort Wayne, IN 46804 Steel Dynamics, Inc. is a steel manufacturing company.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • President and Chief Executive Officer	Not applicable.	Not applicable.

Reporting Person: CF Industries, Inc.

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.

Reporting Person: CF Industries, Inc. (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Bert A. Frost 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Sales, Market Development, and Supply Chain	Not applicable.	Not applicable.
Adam L. Hall 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Corporate Development	Not applicable.	Not applicable.
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President and Corporate Controller	Not applicable.	Not applicable.
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
Susan L. Menzel 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Human Resources	Not applicable.	Not applicable.
Rosemary O’Brien 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Public Affairs	Not applicable.	Not applicable.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Chairman of the Board, President, and Chief Executive Officer	Not applicable.	Not applicable.

Reporting Person: CF Industries Enterprises, Inc.

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.

Reporting Person: CF Industries Enterprises, Inc. (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Bert A. Frost 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Sales, Market Development, and Supply Chain	Not applicable.	Not applicable.
Adam L. Hall 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Corporate Development	Not applicable.	Not applicable.
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President and Corporate Controller	Not applicable.	Not applicable.
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
Susan L. Menzel 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Human Resources	Not applicable.	Not applicable.
Rosemary O’Brien 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Public Affairs	Not applicable.	Not applicable.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Chairman of the Board, President, and Chief Executive Officer	Not applicable.	Not applicable.

Reporting Person: CF Industries Sales, LLC

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.

Reporting Person: CF Industries Sales, LLC (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Bert A. Frost 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Sales, Market Development, and Supply Chain	Not applicable.	Not applicable.
Adam L. Hall 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Corporate Development	Not applicable.	Not applicable.
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President and Corporate Controller	Not applicable.	Not applicable.
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
Susan L. Menzel 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Human Resources	Not applicable.	Not applicable.
Rosemary O’Brien 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Public Affairs	Not applicable.	Not applicable.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	President and Chief Executive Officer	Not applicable.	Not applicable.

Reporting Person: Terra LP Holdings LLC

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.

Reporting Person: Terra LP Holdings LLC (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President and Corporate Controller	Not applicable.	Not applicable.
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	President and Chief Executive Officer	Not applicable.	Not applicable.

Reporting Person: Terra Nitrogen GP Inc.

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Coleman L. Bailey 81 South Church Street Grenada, MS 38901	Director	Principal of Solon Group, Inc.	Solon Group, Inc. 81 South Church Street Grenada, MS 38901 Solon Group, Inc. provides advisory services to corporate boards of directors and management regarding performance improvement.
Douglas C. Barnard 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Chairman of the Board, Senior Vice President, General Counsel, and Secretary	Not applicable.	Not applicable.
Christopher D. Bohn 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President, Manufacturing and Distribution	Not applicable.	Not applicable.
Bert A. Frost 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Sales, Market Development, and Supply Chain	Not applicable.	Not applicable.
Adam L. Hall 4 Parkway North Suite 400 Deerfield, IL 60015	Vice President, Corporate Development	Not applicable.	Not applicable.

Reporting Person: Terra Nitrogen GP Inc. (cont’d)

Name and Address	Present Position(s) with Reporting Person	Present Principal Occupation or Employment (if not with the Reporting Person)	Name, Principal Business and Address of Principal Employer (if not the Reporting Person)
Richard A. Hoker 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Vice President and Corporate Controller	Not applicable.	Not applicable.
Michael A. Jackson 12457 Stone Drive Indianapolis, IN 46236	Director	Chief Executive Officer of Jackson & Associates Consulting, LLC	Jackson & Associates Consulting, LLC 12457 Stone Drive Indianapolis, IN 46236 Jackson & Associates Consulting, LLC provides strategic and marketing services to agribusiness and life science clients.
Dennis P. Kelleher 4 Parkway North Suite 400 Deerfield, IL 60015	• Director • Senior Vice President and Chief Financial Officer	Not applicable.	Not applicable.
Anne H. Lloyd 4 Parkway North Suite 400 Deerfield, IL 60015	Director	—	—
Susan L. Menzel 4 Parkway North Suite 400 Deerfield, IL 60015	Senior Vice President, Human Resources	Not applicable.	Not applicable.
W. Anthony Will 4 Parkway North Suite 400 Deerfield, IL 60015	President and Chief Executive Officer	Not applicable.	Not applicable.